News Announcement

REMINDER:

Vitran’s management will conduct a conference call tomorrow, April 30th at 10:00 a.m. (Eastern), to discuss the Company’s 2003 first quarter results. Conference call dial-in: 800/621-5169 Live Webcast: http://www.vcall.com/EventPage.asp?ID=83498

CONTACT:
Richard E. Gaetz, President/CEO	Robert L. Rinderman
Kevin Glass, VP Finance/CFO	Purdy R. Tran
Vitran Corporation Inc.	Jaffoni & Collins Incorporated
416/596-7664	212/835-8500 or VVN@jcir.com

FOR IMMEDIATE RELEASE

VITRAN REPORTS 135 PERCENT INCREASE IN FIRST QUARTER NET INCOME,
DILUTED EPS OF $0.21 ON REVENUES OF $115.5 MILLION

TORONTO, ONTARIO (April 29, 2003) – Vitran Corporation Inc. (TSX: VTN.A, AMX: VVN), a North American transportation and logistics firm, today announced strong results for the first quarter of 2003 at the Company’s Annual Meeting of Shareholders held at the Toronto Stock Exchange (TSX). Vitran achieved a 135 percent rise in net income compared to the year-ago first quarter, and earned $0.21 per diluted share ($0.22 per basic share), versus $0.09 per basic and diluted shares in the 2002 first quarter (all figures reported in Canadian dollars). The prior-year quarter included a $0.05 per share basic impact of the retirement bonus that was paid to the former President and Chief Executive Officer.

During the quarter, the Canadian dollar strengthened significantly against the U.S. dollar. The year-over-year exchange rate change negatively impacted reported revenue by 4.3% and income from operations by 5.0% in the current period.

Revenues for the three-month period were $115,463,000, compared to $114,246,000 in the 2002 first quarter. Per share results are based on 9,555,516 and 9,814,679 shares outstanding during the 2003 and 2002 three-month periods, respectively. The reduction in weighted average shares reflects repurchased stock authorized by Vitran’s Board of Directors pursuant to its Normal Course Issuer Bid on the TSX, scheduled to run until October 1, 2003.

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Vitran Q1 2003, 4/29/03	page 2 of 5

Income from operations for Vitran’s core LTL (less than truckload) segment grew over 7 percent to $3.8 million, driven by revenue growth in both the Canadian and U.S. divisions during the 2003 first quarter. The LTL operating ratio (OR) improved slightly to 96.0 during the period, with improvements in tonnage and yield on both sides of the border compared to the year-ago three-month period. The improvements were achieved notwithstanding the unusually severe winter weather conditions.

Vitran’s two other segments were also profitable during the quarter, however income from operations fell at both the Logistics and Truckload segments compared to the prior-year period. Revenues at Vitran’s Logistics segment declined 17.8 percent during the quarter due to eliminating less profitable customers from the Freight Brokerage unit in the second half of 2002. Although income from operations for the Truckload segment for the first quarter of 2003 was less than the prior year quarter, the results represented a significant improvement over the results posted in the fourth quarter of 2002.

Commenting on Vitran’s strong first quarter, President and Chief Executive Officer Richard E. Gaetz stated, “We are pleased with Vitran’s solid performance, and the continued positive momentum we are achieving given the difficult political economic and operating environment experienced during the quarter. LTL operating income and revenue increased during the quarter, led by double-digit top-line growth at our Canadian division. Another key development during the period was the opening of our new logistics distribution facility in Toronto. We were also delighted to sign a new five-year, multi-million dollar agreement to seamlessly manage the supply chain of a major Canadian shoe retailer out of this facility.

Vitran continued to make notable progress in reducing long-term debt during the 2003 first quarter, repaying another $1.7 million. We have made debt reduction a major priority over the last few years, and have succeeded in decreasing debt levels by 33 percent since the end of 2001, with plans to effect additional reductions throughout 2003. The Company has also made significant progress in improving overall operating efficiency by lowering SG&A expenses, and we are actively exploring options for further improving operating ratios.”

About Vitran Corporation Inc.

Vitran Corporation Inc. is a North American group of transportation companies offering less-than-truckload, logistics, truckload, and freight brokerage services. To find out more about Vitran Corporation Inc. (TSX: VTN.A, AMX: VVN), visit the website at www.vitran.com.

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Vitran Q1 2003, 4/29/03	page 3 of 5

Information in this news announcement relating to projected growth, improvements in productivity and future results constitutes forward-looking statements. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to economic factors, demand for the Company’s services, fuel price fluctuations, the availability of employee drivers and independent contractors, risks associated with geographic expansion, capital requirements, claims exposure and insurance costs, competition and environmental hazards. Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

(tables follow)

Vitran Corporation Inc.

Balance Sheet
March 31, 2003 and December 31, 2002 (unaudited)
(in thousands of Canadian dollars)

	Mar. 31, 2003	Dec. 31, 2002

Assets
Current assets:
Cash	$8,077	$12,624
Accounts Receivable	51,936	46,748
Inventory, deposits & prepaids	8,592	9,774

	68,605	69,146
Fixed assets	46,618	48,570
Future income taxes	591	236
Goodwill	64,896	69,208

	180,710	187,160

Liabilities and Shareholders’ Equity
Current liabilities:
Account payable and accrued liabilities	44,623	43,091
Income and other taxes payable	2,646	2,747
Current portion of long-term debt	12,574	11,052

	59,843	56,890
Long-term debt	40,813	48,124
Shareholders’ equity:
Capital Stock	37,564	37,655
Retained earnings	46,371	44,528
Cumulative translation adjustment	(3,881)	(37)

	80,054	82,146

	$180,710	$187,160

(Statements of Income follows)

Vitran Q1 2003, 4/29/03	page 4 of 5

VITRAN CORPORATION INC.

Statements Of Income
(in thousands of Canadian dollars, except share and per share amounts)

	Three months	Three months
	ended	ended
	Mar. 31, 2003	Mar. 31, 2002

	(Unaudited)
Revenue	$115,463	$114,246
Operating expenses	99,996	96,362

Gross profit	15,467	17,884
Selling, general and administrative expenses	10,341	13,213

Income from operations before depreciation	5,126	4,671
Depreciation expense	2,040	2,190

	3,086	2,481
Interest expense, net	(680)	(1,430)
Gain (loss) on sale of fixed assets	59	(289)

	(621)	(1,719)
Income from operations before income taxes	2,465	762
Income taxes (recovery)	369	(131)

Net Income	$2,096	$893

Earnings per share:
Basic	$0.22	$0.09

Diluted	$0.21	$0.09

Weighted average number of shares:
Basic	9,555,516	9,814,679

Diluted	9,950,607	9,814,679

Vitran’s financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP)

(additional financial information follows)

Vitran Q1 2003, 4/29/03	page 5 of 5

LTL Statistical Information — U.S. and CDN Divisions

For the quarter ended March 31, 2003

	U.S. LTL	Q. over Q.		CDN LTL	Q. over Q.
($U.S.)	Division	% Change	($CDN)	Division	% Change

Revenue (000’s)	$37,794	4.5	Revenue (000’s)	$37,867	17.3
No. of Shipments	340,773	(0.7)	No. of Shipments	207,017	9.9
Weight (000’s lbs)	476,516	2.8	Weight (000’s lbs)	401,235	8.0
Revenue per shipment	$110.91	5.2	Revenue per shipment	$182.92	6.8
Weight per shipment	1,398	3.5	Weight per shipment	1,938	(1.7)
Revenue per CWT	$7.93	1.7	Revenue per CWT	$9.44	8.6

Supplementary Segmented Financial Information
(000’s of $CDN)

For the quarter ended March 31, 2003				For the quarter ended March 31, 2002

		Inc. from				Inc. from
	Revenue	Cont. Ops.	OR%		Revenue	Cont. Ops.	OR%

LTL	94,219	3,791	96.0	LTL	89,927	3,530	96.1
LOG	9,476	104	98.9	LOG	11,523	186	98.4
TL	11,768	113	99.0	TL	12,796	460	96.4

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